

INTELLIGENT CROSS, LLC

FINANCIAL STATEMENT
WITH
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED
MARCH 31, 2025

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SEC FILE NUMBER
8-69970

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2024 (MM/DD/YY) AND ENDING 03/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Intelligent Cross, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Soundview Plaza 1266 E Main St., Suite 700R
(No. and Street)

Stamford	CT	06905
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anna Cross	615-448-7851	anya.cross@intelligentcross.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

4920 West Cypress Street, Suite 102	Tampa	FL	33607
(Address)	(City)	(State)	(Zip Code)

4/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Palazzo, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Intelligent Cross, LLC, as of 3/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

Notary Public

KAREN E. BENJAMIN ★ NOTARY PUBLIC ★ CONNECTICUT

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INTELLIGENT CROSS, LLC

<u>CONTENTS</u>

PAGE

<u>FORM X-17A-5, PART III</u> .... 1 - 3

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u> 4

<u>FINANCIAL STATEMENTS</u>

Statement of Financial Condition 5

Notes to Financial Statement ....6 - 10



ASSURANCE DIMENSIONS

An AbitOs Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **Intelligent Cross, LLC**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Intelligent Cross, LLC** (the "Company") as of March 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

Assurance Dimensions, LLC
Coral Springs, Florida
May 22, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

<p style="text-align:center">INTELLIGENT CROSS, LLC</p>

<p style="text-align:center">STATEMENT OF FINANCIAL CONDITION</p>

<p style="text-align:center">MARCH 31, 2025</p>

<p style="text-align:center">ASSETS</p>

Cash	$	6,072,388
Accounts receivable, net of allowance for credit losses of $3,289		10,199,935
Prepaid expenses and other assets		290,090
Deposits with clearing broker		250,000
Alternative display facility escrow deposit		250,000
TOTAL ASSETS	$	17,062,413

<p style="text-align:center">LIABILITIES AND MEMBER'S EQUITY</p>

LIABILITIES		
Accounts payable and accrued expenses	$	1,745,843
Accrued payroll taxes		65,829
Due to member		303,119
TOTAL LIABILITIES		2,114,791
CONTINGENCIES (See Note 7)		
MEMBER'S EQUITY		
Member's equity		14,947,622
TOTAL MEMBER'S EQUITY		14,947,622
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	17,062,413

<p style="text-align:center">See accompanying notes to the financial statement.</p>

INTELLIGENT CROSS, LLC

NOTES TO FINANCIAL STATEMENT

MARCH 31, 2025

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Intelligent Cross LLC (the "Company") began operations on January 17, 2018, and is a non-introducing broker dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates an alternative trading system platform ("ATS") for trading the National Market System ("NMS") and a smart order router platform ("ALPS"). The Company provides access to the ATS and ALPS only to other Broker Dealers who subscribe to the platform. Subscribing Broker Dealers will be able to trade on the platform and provide sponsored access to their respective buy-side clients.

The Company is a single member limited liability company and is a wholly owned subsidiary of Imperative Execution, Inc. (the "Member"/"Parent").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Accounts Receivables, net

Accounts receivables are non-interest-bearing uncollateralized obligation receivables in accordance with the terms agreed upon with each customer. The carrying amount of accounts receivables is reduced by an allowance for credit losses, as necessary, to reflect management's best estimate of the amounts that will not be collected. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

collectability in determining the allowance for credit losses. Based on the Company's review, an allowance for credit losses has been established in the amount of $3,289 at March 31, 2025.

Deposits with Clearing Broker

The Company executed a clearing agreement with Instinet, LLC ("Instinet"). In accordance with this agreement the Company is required to maintain deposits in cash or securities.

Alternative Display Facility (ADF) Escrow Deposits with FINRA

The Company executed an ADF deposit agreement with Financial Industry Regulatory Authority, Inc. ("FINRA") and The Bank of New York Mellon, as escrow agent. The Company has agreed to maintain an escrow deposit with an escrow agent in accordance with the ADF deposit agreement.

Revenue Recognition

The Company recognizes revenue in accordance with "ASC-606", Revenue from Contracts with Customers. The standard provides a comprehensive, industry-neutral revenue recognition model intended to increase financial statement comparability across various companies, aiming at recognizing revenue when the entity satisfied a certain performance obligation. In relation to financial broker dealers, trading commission revenue is deemed to be recognized as an ongoing obligation as of the trade date, which is the single performance obligation for both, trade execution and clearing services.

The guidance requires an entity to follow a five step, model to (a) identify the contract(s) with a customer, (b) identify the performance obligation in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from contracts with subscribers includes commissions and fees from broker dealer subscribers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions and fees are transaction-based and are recognized at the point in time that the transaction is executed. Commissions and fees revenues and related clearing expenses are recorded on a trade-date basis. The Company believes that the performance obligation is

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the subscriber.

Income and expense are presented gross on the face of the statement of operations when the Company is considered to be principal in the contractual relationship with its customer and any suppliers used to fulfill such contracts. This occurs where the Company has control over such services and its relationship with suppliers prior to provision of the service to the client.

The Company only considers itself to be an agent in relation to services provided by third parties (e.g., third-party execution costs and fees payable to third-party providers, where the subscriber controls both the choice of supplier and the scope of the services to be provided. Furthermore, in order to be considered an agent the Company must not take responsibility for the quality of the service, transform or integrate the services into a Company product. In such circumstances, the Company is essentially acting as a payment agent for its client. When the Company is acting as an agent, any costs incurred are directly offset against the associated income. Pass-through fees offsetted against income for the year ended March 31, 2025 amounted to $7,894,772.

Commission Income
The Company is a non-carrying broker dealer that receives commission income generated from Subscribing Broker Dealers trading using an ATS and ALPS platforms supplied by the Parent. The Company works with the subscribing Broker Dealers to establish the commission rate and ultimately sets the price and is principal in the scope of ASU 606, Revenue from Contracts with Customer, and records commissions on a gross basis. Fees are transaction based and are recognized at the point in time that the transaction is executed by the Company and vary by trade volume. Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The trade date is the date the trade transaction is executed and processed by the Company. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or investor is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commission Income for the year has been reported at $30,705,258 for the fiscal year ending March 31, 2025.

Additionally, ATS and ALPS passes through certain regulatory fees including Section 31, Consolidated Audit Trail "CAT" and FINRA Trading Activity Fee "TAF" fees to subscribers who are not FINRA members and they are recorded at net. Since the Company acts as an agent in the capacity of the ASC 606-10-55-39, Revenue from Contracts with Customers, these costs are directly offset against income amounts, because these services are provided by third parties and the Company does not control pricing.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Rebate income

The Company also receives rebate revenue from exchanges. These are estimated and accrued for on monthly basis based on the trading volume in any particular month. They are received two month after the close of the previous quarter. Rebate income for the year has been reported at $5,772,185 for the fiscal year ending March 31, 2025.

The Company's revenues are disaggregated as reported in the Statement of Operations.

Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company as members are taxed individually on their shares of the Company's earnings. The Company has adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes. Under FASB

ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a passthrough entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Subsequent Events

We have evaluated subsequent events through May 22, 2025, the date financial statements were available to be issued and have determined that there are no significant subsequent events that require adjustment to, or disclosure in, the accompanying financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement ("ESA") in place with its Parent. Under the terms of the ESA, the Company pays Parent monthly fees for personnel services, and the use of office facilities, technology, and communications. Allocated expenses to the Company under the ESA amounted to approximately $9,379,065 for the year ended March 31, 2025. The balance due to member in the amount of $303,119 on the accompanying statement of financial condition arose from the ESA with Parent. Moreover, the Company has made $14,750,000 in member distributions, and Parent has made $1,106,782 of debt forgiveness for the year ended March 31, 2025.

The Company has platform services agreement with its Parent whereas the Parent grants the Company a non-exclusive, non-sublicensable license to use the software associated with the services provided by the Parent. The Company pays a monthly fee for using this platform.

NOTE 4 – CONCENTRATIONS

During the year ended March 31, 2025, the Company had one customer that accounted for approximately 15.70% of revenue. Approximately 18% of accounts receivables at March 31, 2025 is due from one customer.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At March 31, 2025, the Company had net capital of $4,207,597 which was $4,066,611 in excess of its required minimum of $140,986. The Company's ratio of aggregate indebtedness to net capital ratio 50.26%.

NOTE 6 – ACCRUED PAYROLL TAXES

The Company has an accrued payroll tax liability for potential payroll tax liability at the Parent level and allocated to the Company. The timing and outcome of the accrued liability balance is still uncertain. It is reflected under the Accrued payroll taxes section on the Statement of Financial Condition.

NOTE 7 – CONTINGENCIES

The Company is subject to ligation in the normal course of business. The Company has no litigation in progress at March 31, 2025.

NOTE 8 – SEGMENT REPORTING

The Company has one reportable segment: commissions and fees from trade execution services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitutes a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.